Filed Pursuant to Rule 433

Registration Statement No. 333-164842

Pricing Term Sheet

July 28, 2010

Union Pacific Corporation

4.00% Notes due 2021

Issuer:	Union Pacific Corporation

Size:	$500,000,000

Maturity:	February 1, 2021

Coupon:	4.00%

Price to Public:	99.525% of face amount

Yield to Maturity:	4.056%

Spread to Benchmark Treasury:	102 basis points

Benchmark Treasury:	UST 3.50% due May 15, 2020

Benchmark Treasury Yield:	3.036%

Interest Payment Dates:	February 1 and August 1, commencing on February 1, 2011

Redemption Provisions:

Make-Whole Call:	At any time prior to November 1, 2020 at the greater of 100% or the make-whole amount at a discount rate equal to Treasury Rate plus 25 basis points plus accrued and unpaid interest to the date of repurchase.

Par Call:	At any time on or after November 1, 2020 at 100% plus accrued and unpaid interest to the date of repurchase.

Change of Control:	Upon the occurrence of a Change of Control Repurchase Event, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.

Trade Date:	July 28, 2010

Settlement Date:	August 2, 2010 (T+3)

CUSIP:	907818DG0

Denominations:	$1,000 x $1,000

Ratings:	Baa2 (stable) / BBB (positive)

Underwriters:

Joint Book-Running Managers:

Banc of America Securities LLC

J.P. Morgan Securities Inc.

Morgan Stanley & Co. Incorporated

Senior Co-Managers:

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Co-Managers:

Mitsubishi UFJ Securities (USA), Inc.

RBS Securities Inc.

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

        The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC, toll-free at 1-800-294-1322, calling J.P. Morgan Securities Inc., collect at 1-212-834-4533, or contacting Morgan Stanley & Co. Incorporated by email at prospectus@morganstanley.com.

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